UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                      SEC FILE NUMBER   1-10228
                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  and Form 10-KSB
              [_] Form 20-F  [_] Form 11-K
              [ ] Form 10-Q  and Form 10-QSB
              [_] Form N-SAR

     For Period Ended:  February 28, 1999
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

Not applicable
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

Cabletron Systems, Inc.
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Former Name if Applicable

Not applicable
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Address of Principal Executive Office (Street and Number)

35 Industrial Way
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City, State and Zip Code

Rochester, New Hampshire 03867
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |(a) The reasons described in reasonable detail in Part III of this form
   |    could not be eliminated  without  unreasonable  effort or expense;
   |(b) The subject annual report, semi-annual report, transition report
   |    on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof,
[X]|    will be filed on or before the  fifteenth  calendar  day  following the
   |    prescribed due date; or the subject  quarterly report or transition
   |    report on Form  10-Q,  or portion  thereof,  will be filed on or before
   |    the fifth calendar day following the prescribed  due date; and
   |(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED )


The Company has agreed to make certain revisions to the consolidated financial statements contained in its Form 10-K as a result of comments by the SEC. The timing of the resolution with the SEC has caused the Company to be unable to timely file its Annual Report on Form 10-K without unreasonable effort and expense. The Company anticipates fiing its Annual Report by tomorrow morning, June 2, 1999.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             David J. Kirkpatrick                603               332-9400
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               Cabletron Systems, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  June 1, 1999                     By /s/ David J. Kirkpatrick
    ----------------------------------    --------------------------------------
                                          David J. Kirkpatrick
                                          Corporate Executive Vice President
                                          of Finance and Chief Financial Officer